EXHIBIT 4.19

               THE SYMBOL “***” DENOTES PLACES WHERE PORTIONS OF THIS DOCUMENT HAVE BEEN REDACTED PURSUANT TO A REQUEST FOR CONFIDENTIAL TREATMENT. SUCH MATERIAL HAS BEEN FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION.

ADDENDUM TO AGREEMENT

BETWEEN

BLUE SQUARE-ISRAEL LTD.

AND

HID
INTERNATIONAL DISTRIBUTION FRANCE

Addendum
Signed on April 3, 2002

to the Agreement
signed on January 31 2001 between
(Hereinafter: “the Agreement”)

-Between-

Blue Square – Israel Ltd.
of 2 Ammal st., Rosh Ha’ayin
Israel
(Hereinafter: “the Company”)

-and-

HID
International Distribution France
Of 15 Rue du Louvre-73001, Paris
France
(Hereinafter: “HID”)

Whereas	HID and the Company have signed an Agreement on January 31st, 2001; and

Whereas	HID and the Company, wish to add, an addendum to the Agreement, as described below:

Therefore, it was stipulated and agreed between the parties as follows:

1.	The following terms shall have the meaning as follows:

“The Trademark” - Leader Price.

“The Products” – as described between the parties to the Agreement in the Committee from time to time.

“The LP Products” – all the Products which Geimax SA, directly and indirectly’ produces and markets under the Trademark name.

“Domestic Manufacturers and/or Suppliers” – domestic (Israeli) manufacturers and/or suppliers, which have not entered into an agreement with HID, regarding producing the LP Products in Israel, but are approved by HID to produce such LP Products.

“HID Domestic Brand Manufacturers and/or Suppliers” – domestic (Israeli) manufacturers and/or suppliers that have entered into an agreement with HID and are authorized by HID to produce the LP Products, in Israel, for example - * * *

2.	Under Article 5 – Supplying of the Products, the following clause shall be added:

5.10.1 * * *

3.	The rest of the terms in the Agreement shall remain the same.

In witness whereof, the parties hereto, duly represented, have signed the present Addendum on the date below mentioned.

Executed on __ March 2002

/s/ Michal Reiss Yoram Dar	/s/

The Company	HID

H.I.D. International Distribution France